As filed with the Securities and Exchange Commission on August 5, 2003.
                                                     Registration No. 333-101271
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -------------------------

                               AMENDMENT NO. 4 TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                            -------------------------

                                ACTIVISION, INC.
             (Exact name of registrant as specified in its charter)

           Delaware                              95-4803544
 (State or other jurisdiction of              (I.R.S. Employer
  incorporation or organization)             Identification No.)

                            3100 Ocean Park Boulevard
                         Santa Monica, California 90405
                                 (310) 255-2000
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                            -------------------------

                                 Ronald Doornink
                                    President
                                Activision, Inc.
                            3100 Ocean Park Boulevard
                         Santa Monica, California 90405
                                 (310) 255-2000
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                            -------------------------

                                   Copies To:
                                 Bryan Cave LLP
                           1290 Avenue of the Americas
                            New York, New York 10104
                      Attention: Kenneth L. Henderson, Esq.

        Approximate date of commencement of proposed sale to the public:
   From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                             SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS DATED AUGUST [ ], 2003

                                 165,584 Shares

                                ACTIVISION, INC.

                                  Common Stock

                              --------------------

     The stockholders of Activision, Inc. listed in this prospectus under the section entitled "Selling Stockholders" are offering and selling up to 165,584 shares of our common stock under this prospectus. The shares of common stock being offered hereby were issued by us to the shareholders of Luxoflux Corporation, a California based console software development company, in connection with our acquisition of Luxoflux Corporation on October 4, 2002.

     We will not receive any of the proceeds from the sale of shares being offered by the selling stockholders.

     Together with this registration statement, we are concurrently filing a registration statement, on Form S-3 (Registration Number 333-101301), for the sale of up to $500 million of any combination of securities detailed in that registration statement and a registration statement, on Form S-4 (Registration Number 333-101304), for the sale of up to $250 million of any combination of securities detailed in that registration statement.

     Our common stock is traded on the Nasdaq National Market under the symbol "ATVI." On July 31, 2003, the closing sale price of our common stock as reported by Nasdaq was $11.77 per share.

     Our principal executive offices are located at 3100 Ocean Park Boulevard, Santa Monica, California 90405, and our telephone number is (310) 255-2000.

     No underwriting is being used in connection with this offering of common stock. The shares of common stock are being offered without underwriting discounts. The expenses of this registration will be paid by us. Normal brokerage commissions, discounts and fees will be payable by the selling stockholders.

     Investing in our common stock involves risks that are described in the "Risk Factors" section beginning on page 3 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

     The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                The date of this Prospectus is __________, 2003.

                                TABLE OF CONTENTS

                                                                            Page

FORWARD LOOKING STATEMENTS ...................................................2

RISK FACTORS .................................................................3

ACTIVISION, INC. ............................................................11

USE OF PROCEEDS .............................................................14

SELLING STOCKHOLDERS ........................................................14

DESCRIPTION OF CAPITAL STOCK ................................................15

PLAN OF DISTRIBUTION ........................................................16

LEGAL MATTERS ...............................................................16

EXPERTS .....................................................................16

WHERE YOU CAN FIND MORE INFORMATION..........................................17

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE .............................17


                              ____________________

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. These securities are not being offered for sale in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

     Information contained in our web site does not constitute part of this document.

                              ____________________

                           FORWARD LOOKING STATEMENTS

     We make statements in this prospectus and the documents incorporated by reference that are considered forward looking statements under the federal securities laws. Such forward looking statements are based on the beliefs of our management as well as assumptions made by and information currently available to them. The words "anticipate," "believe," "may," "estimate," "expect," and similar expressions, and variations of such terms or the negative of such terms, are intended to identify such forward looking statements.

     All forward looking statements are subject to certain risks, uncertainties and assumptions. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results, performance or achievements could differ materially from those expressed in, or implied by, any such forward looking statements. Important factors that could cause or contribute to such difference include those discussed under "Risk Factors" in this prospectus and under "Business-Factors Affecting Future Performance" in our Annual Report on Form 10 K for the fiscal year ended March 31, 2003. You should not place undue reliance on such forward looking statements, which speak only as of their dates. We do not undertake any obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise. You should carefully consider the information set forth under the heading "Risk Factors."

                                  RISK FACTORS

     You should carefully consider the risks described below before investing in our common stock. The occurrence of any of the following risks could harm our business and our prospects. In that event, our business may be negatively affected, the price of our stock may decline and you may lose part or all of your investment.

We depend on a relatively small number of brands for a significant portion of our revenues and profits.

     A significant portion of our revenues is derived from products based on a relatively small number of popular brands each year, and these products are responsible for a disproportionate amount of our profits. In addition, many of these products have substantial production or acquisition costs and marketing budgets. In fiscal 2003, 38% of our consolidated net revenues (52% of worldwide publishing net revenues) was derived from two brands, one of which accounted for 20% and the other of which accounted for 18% of consolidated net revenues (27% and 25%, respectively, of worldwide publishing net revenues). In fiscal 2002, two brands accounted for 35% of our consolidated net revenues (50% of worldwide publishing net revenues), one of which accounted for 31% and the other of which accounted for 4% of consolidated net revenues (44% and 6%, respectively, of worldwide publishing net revenues). We expect that a limited number of popular brands will continue to produce a disproportionately large amount of our revenues. Due to this dependence on a limited number of brands, the failure to achieve anticipated results by one or more products based on these brands may significantly harm our business and financial results.

Our future success depends on our ability to release popular products.

     The life of any one game product is relatively short, in many cases less than one year. It is therefore important for us to be able to continue to develop many high quality new products that are popularly received. If we are unable to do this, our business and financial results may be negatively affected.

     We focus our development and publishing activities principally on products that are, or have the potential to become, franchise brand properties. Many of these products are based on intellectual property and other character or story rights acquired or licensed from third parties. These license and distribution agreements are limited in scope and time, and we may not be able to renew key licenses when they expire or to include new products in existing licenses. The loss of a significant number of our intellectual property licenses or of our relationships with licensors could have a material adverse effect on our ability to develop new products and therefore on our business and financial results. Additionally, the failure of intellectual property acquired by us to be popularly received could impact the market acceptance of our products in which the intellectual property is included. Such lack of market acceptance could result in the write-off of the unrecovered portion of acquired intellectual property assets, which could cause material harm to our business and financial results.

Transitions in console platforms have a material impact on the market for interactive entertainment software.

     When new console platforms are announced or introduced into the market, consumers typically reduce their purchases of game console entertainment software products for current console platforms in anticipation of new platforms becoming available. During these periods, sales of our game console entertainment software products can be expected to slow down or even decline until new platforms have been introduced and have achieved wide consumer acceptance. Each of the three current principal hardware producers launched a new platform in recent years. Sony made the first shipments of its PS2 console system in North America and Europe in the fourth quarter of calendar year 2000. Microsoft made the first shipments of its Xbox console system in North America in November 2001 and in Europe and Japan in the first quarter of calendar 2002. Nintendo made the first shipments of its GameCube console system in North America in November 2001 and in Europe in May 2002. Additionally, in June 2001, Nintendo launched its GBA hand-held device. Most recently, Sony announced that it would be entering the hand-held hardware market with the introduction of its hand-held gaming device, PlayStation Portable ( "PSP "). PSP is currently expected to be released in the fourth quarter of calendar 2004. We estimate that the next hardware transition cycle will commence in late calendar 2005 or calendar 2006. Delays in the launch, shortages, technical problems or lack of consumer acceptance of these platforms and next generation platforms could adversely affect our sales of products for these platforms.

We must make significant expenditures to develop products for new platforms which may not be successful or released when anticipated.

     The interactive entertainment software industry is subject to rapid technological change. New technologies could render our current products or products in development obsolete or unmarketable. We must continually anticipate and assess the emergence and market acceptance of new interactive entertainment software platforms well in advance of the time the platform is introduced to consumers. New platforms have historically required the development of new software and also have the effect of undermining demand for products based on older technologies. Because product development cycles are difficult to predict, we must make substantial product development and other investments in a particular platform well in advance of introduction of the platform. If the platforms for which we develop new software products or modify existing products are not released on a timely basis or do not attain significant market penetration, or if we develop products for a delayed or unsuccessful platform, we may not be able to recover in revenues our development costs which could be significant and our business and financial results could be significantly harmed.

We are exposed to seasonality in the purchases of our products.

     The interactive entertainment software industry is highly seasonal, with the highest levels of consumer demand occurring during the year-end holiday buying season. As a result, our net revenues, gross profits and operating income have historically been highest during the second half of the year. Additionally, in a platform transition period, sales of game console software products can be significantly affected by the timeliness of introduction of game console platforms by the manufacturers of those platforms, such as Sony, Microsoft and Nintendo. The timing of hardware platform introduction is also often tied to holidays and is not within our control. If a hardware platform is released unexpectedly close to the holidays, this would result in a shortened holiday buying season and could negatively impact the sales of our products. Further, delays in development, licensor approvals or manufacturing can also affect the timing of the release of our products, causing us to miss key selling periods such as the year-end holiday buying season.

We depend on skilled personnel.

     Our success depends to a significant extent on our ability to identify, hire and retain skilled personnel. The software industry is characterized by a high level of employee mobility and aggressive recruiting among competitors for personnel with technical, marketing, sales, product development and management skills. We may not be able to attract and retain skilled personnel or may incur significant costs in order to do so. If we are unable to attract additional qualified employees or retain the services of key personnel, our business and financial results could be negatively impacted.

We depend on Sony, Nintendo and Microsoft for the manufacture of products that we develop for their hardware platforms.

     Generally, when we develop interactive entertainment software products for hardware platforms offered by Sony, Nintendo or Microsoft, the products are manufactured exclusively by that hardware manufacturer or their approved replicator. We pay a licensing fee to the hardware manufacturer for each copy of a product manufactured for that manufacturer's game platform.

     The agreements with these manufacturers include certain provisions such as approval rights over all products and related promotional materials and the ability to change the fee they charge for the manufacturing of products, that allow them substantial influence over our costs and the release schedule of our products. In addition, since each of the manufacturers is also a publisher of games for its own hardware platforms and manufactures products for all of its other licensees, a manufacturer may give priority to its own products or those of our competitors in the event of insufficient manufacturing capacity. Accordingly, Sony, Nintendo or Microsoft could cause unanticipated delays in the release of our products as well increases to our development, manufacturing, marketing or distribution costs, which could materially harm our business and financial results.

If our products contain defects, our business could be harmed significantly.

     Software products as complex as the ones we publish may contain undetected errors when first introduced or when new versions are released. Despite extensive testing prior to release, we cannot be certain that errors will not be found in new products or releases after shipment, that could result in loss of or delay in market acceptance. This loss or delay could significantly harm our business and financial results.

Inadequate intellectual property protections could prevent us from enforcing or defending our proprietary technology.

     We regard our software as proprietary and rely on a combination of copyright, trademark and trade secret laws, employee and third-party nondisclosure agreements and other methods to protect our proprietary rights. We own or license various copyrights and trademarks. Although we provide "shrinkwrap " license agreements or limitations on use with our software, it is uncertain to what extent these agreements and limitations are enforceable. We are aware that some unauthorized copying occurs within the computer software industry, and if a significantly greater amount of unauthorized copying of our interactive entertainment software products were to occur, it could cause material harm to our business and financial results.

     Policing unauthorized use of our products is difficult, and software piracy can be a persistent problem, especially in some international markets. Further, the laws of some countries where our products are or may be distributed either do not protect our products and intellectual property rights to the same extent as the laws of the United States, or are poorly enforced. Legal protection of our rights may be ineffective in such countries. Moreover, as we leverage our software products using emerging technologies such as the Internet and online services, our ability to protect our intellectual property rights and to avoid infringing intellectual property rights of others may diminish. We cannot be certain that existing intellectual property laws will provide adequate protection for our products in connection with these emerging technologies.

We may be subject to intellectual property claims.

     As the number of interactive entertainment software products increases and the features and content of these products continue to overlap, software developers increasingly may become subject to infringement claims. Many of our products are highly realistic and feature materials that are based on real world examples, which may inadvertently infringe upon the intellectual property rights of others. Our products often utilize complex, cutting edge technology that may become subject to the intellectual property rights of others. Although we believe that we make reasonable efforts to ensure that our products do not violate the intellectual property rights of others, it is possible that third parties still may claim infringement. From time to time, we receive communications from third parties regarding such claims. Existing or future infringement claims against us, whether valid or not, may be time consuming and expensive to defend.

     Intellectual property litigation or claims could force us to do one or more of the following:

o Cease selling, incorporating or using products or services that incorporate the challenged intellectual property;

o Obtain a license from the holder of the infringed intellectual property, which if available at all, may not be available on commercially favorable terms; or

o Redesign the effected interactive entertainment software products, which could cause us to incur additional costs, delay introduction and possibly reduce commercial appeal of our products.

Any of these actions may cause material harm to our business and financial results.

We rely on independent third parties to develop some of our software products.

     We rely on independent third-party interactive entertainment software developers to develop some of our software products. Since we depend on these developers in the aggregate, we remain subject to the following risks:

o Continuing strong demand for developers' resources, combined with the recognition they receive in connection with their work, may cause developers who worked for us in the past either to work for our competitors in the future or to renegotiate our agreements with them on terms less favorable for us.

o Limited financial resources and business expertise and inability to retain skilled personnel may force developers out of business prior to completing our products or require us to fund additional costs.

o Our competitors may acquire the businesses of key developers or sign them to exclusive development arrangements. In either case, we would not be able to continue to engage such developers' services for our products, except for those that they are contractually obligated to complete for us.

     Increased competition for skilled third-party software developers also has compelled us to agree to make significant advance payments on royalties to game developers. If the products subject to these arrangements do not generate sufficient revenues to recover these royalty advances, we would have to write-off unrecovered portions of these payments, which could cause material harm to our business and financial results. Typically, we pay developers a royalty based on a percentage of net revenue, less agreed upon deductions, but in a few cases, we have agreed to pay developers fixed per unit product royalties after royalty advances are fully recouped. To the extent that sales prices of products on which we have agreed to pay a fixed per unit royalty are marked down, our profitability could be adversely affected.

We operate in a highly competitive industry.

     The interactive entertainment software industry is intensely competitive and new interactive entertainment software products and platforms are regularly introduced. Our competitors vary in size from small companies to very large corporations with significantly greater financial, marketing and product development resources than we have. Due to these greater resources, certain of our competitors can spend more money and time on developing and testing products, undertake more extensive marketing campaigns, adopt more aggressive pricing policies, pay higher fees to licensors for desirable motion picture, television, sports and character properties and pay more to third-party software developers than we can. We believe that the main competitive factors in the interactive entertainment software industry include: product features and playability; brand name recognition; compatibility of products with popular platforms; access to distribution channels; quality of products; ease of use; price; marketing support; and quality of customer service.

     We compete primarily with other publishers of personal computer and video game console interactive entertainment software. Significant third-party software competitors currently include, among others: Atari, Inc.; Capcom Co. Ltd.; Eidos PLC; Electronic Arts Inc.; Konami Company Ltd.; Namco Ltd.; Sega Enterprises, Ltd.; Take-Two Interactive Software, Inc.; THQ Inc.; Ubi Soft Entertainment and Vivendi Universal Publishing. In addition, integrated video game console hardware and software companies such as Sony Computer Entertainment, Nintendo Co. Ltd. and Microsoft Corporation compete directly with us in the development of software titles for their respective platforms.

     We also compete with other forms of entertainment and leisure activities. For example, we believe that the overall growth in the use of the Internet and online services by consumers may pose a competitive threat if customers and potential customers spend less of their available time using interactive entertainment software and more using the Internet and online services.

We may face difficulty obtaining access to retail shelf space necessary to market and sell our products effectively.

     Retailers of our products typically have a limited amount of shelf space and promotional resources, and there is intense competition among consumer interactive entertainment software products for high quality retail shelf space and promotional support from retailers. To the extent that the number of products and platforms increases, competition for shelf space may intensify and may require us to increase our marketing expenditures. Retailers with limited shelf space typically devote the most and highest quality shelf space to those products expected to be best sellers. We cannot be certain that our new products will consistently achieve such "best seller " status. Due to increased competition for limited shelf space, retailers and distributors are in an increasingly better position to negotiate favorable terms of sale, including price discounts, price protection, marketing and display fees and product return policies. Our products constitute a relatively small percentage of any retailer's sales volume, and we cannot be certain that retailers will continue to purchase our products or to provide our products with adequate levels of shelf space and promotional support on acceptable terms. A prolonged failure in this regard may significantly harm our business and financial results.

Our sales may decline substantially without warning and in a brief period of time because we generally do not have long-term contracts for the sale of our products.

     In the United States and Canada, we primarily sell our products on a direct basis to mass-market retailers, consumer electronics stores, discount warehouses and office super-stores. Our products are sold internationally on a direct-to-retail basis, through third-party distribution and licensing arrangements and through our wholly-owned European distribution subsidiaries. Our sales are made primarily on a purchase order basis without long-term agreements or other forms of commitments. Our largest customer, Wal-Mart,accounted for approximately 16% and 14% of our consolidated net revenues for fiscal 2003 and 2002, respectively. The loss of, or significant reduction in sales to, any of our principal retail customers or distributors could significantly harm our business and financial results.

We may permit our customers to return our products and to receive pricing concessions which could reduce our net revenues and results of operations.

     We are exposed to the risk of product returns and price protection with respect to our distributors and retailers. Return policies allow distributors and retailers to return defective, shelf-worn and damaged products in accordance with terms granted. Price protection, when granted and applicable, allows customers a credit against amounts they owe us with respect to merchandise unsold by them. We may permit product returns from, or grant price protection to, our customers under certain conditions. The conditions our customers must meet to be granted the right to return products or price protection are, among other things, compliance with applicable payment terms, delivery to us of weekly inventory and sell-through reports, and consistent participation in the launches of our premium title releases. We may also consider other factors, including the facilitation of slow-moving inventory and other market factors. When we offer price protection, we offer it with respect to a particular product to all of our retail customers; however, only those customers who meet the conditions detailed above can avail themselves of such price protection. We also offer a 90-day limited warranty to our end users that our products will be free from manufacturing defects. Although we maintain a reserve for returns and price protection, and although we may place limits on product returns and price protection, we could be forced to accept substantial product returns and provide substantial price protection to maintain our relationships with retailers and our access to distribution channels. Product returns and price protection that exceed our reserves could significantly harm our business and financial results.

Limitations on the use of cookies to collect information may reduce our ability to develop online profiles and aggregate Internet user information.

     Our technology currently uses "cookies," or small files of information placed on a user's computer, to collect information about an Internet user's visits to various web sites. This collection of behavioral information can be accomplished without the user's knowledge or consent. Most currently available Internet browsers allow users to modify their browser settings to prevent cookies from being stored on their computer without their knowledge. Users can also delete cookies from their computer at any time, and widely-available software allows Internet users to sweep all cookies from their computers. We are not aware of any reliable method to ascertain whether Internet users are deleting their cookie files. If a large number of Internet users refuse, disable or delete their cookie files, the number of profiles to which we have access would decrease, the collection of our statistics based on cookies would be impaired and the value of our services based on these profiles and statistics would decrease.

     Some privacy advocates and governmental officials have suggested restricting or eliminating the use of cookies without the Internet user's consent. If we were required to obtain consent before delivering a cookie or if the use or effectiveness of cookies is limited, we would be required to switch to alternative technologies to collect user profile information. Alternative technologies may be unavailable or substantially less effective than cookies. Creating replacement technology for cookies could require us to expend significant time and resources. We may be unable to complete this alternative technology development in time to avoid negative consequences to our business, and the replacement methods we develop may not be commercially feasible.

We may be burdened with payment defaults and uncollectible accounts if our distributors or retailers cannot honor their credit arrangement with us.

     Distributors and retailers in the interactive entertainment software industry have from time to time experienced significant fluctuations in their businesses, and a number of them have failed. The insolvency or business failure of any significant retailer or distributor of our products could materially harm our business and financial results. We typically make sales to most of our retailers and some distributors on unsecured credit, with terms that vary depending upon the customer's credit history, solvency, credit limits and sales history, as well as whether we can obtain sufficient credit insurance. Although, as in the case with most of our customers, we have insolvency risk insurance to protect against our customers' bankruptcy, insolvency or liquidation, this insurance contains a significant deductible and a co-payment obligation, and the policy does not cover all instances of non-payment. In addition, although we maintain a reserve for uncollectible receivables, the reserve may not be sufficient in every circumstance. As a result, a payment default by a significant customer could significantly harm our business and financial results.

We may not be able to maintain our distribution relationships with key vendors.

     Our CD Contact, NBG and CentreSoft subsidiaries distribute interactive entertainment software and hardware products and provide related services in the Benelux countries, Germany and the United Kingdom, respectively, and via export, in other European countries for a variety of entertainment software publishers, many of which are our competitors, and hardware manufacturers. These services are generally performed under limited term contracts. Although we expect to use reasonable efforts to retain these vendors, we may not be successful in this regard. The cancellation or non-renewal of one or more of these contracts could significantly harm our business and financial results. Sony, Nintendo and Microsoft products accounted for approximately 32%, 7% and 5%, respectively, of our worldwide net distribution revenues for fiscal 2003.

Our international revenues may be subject to regulatory requirements as well as currency fluctuations.

     Our international revenues have accounted for a significant portion of our total revenues. International sales and licensing accounted for 50%, 49% and 43% of our total net revenues in fiscal 2003, 2002 and 2001, respectively. We expect that international revenues will continue to account for a significant portion of our total revenues in the future. International sales may be subject to unexpected regulatory requirements, tariffs and other barriers. Additionally, foreign sales that are made in local currencies may fluctuate. We have and may continue to engage in limited currency hedging activities. Although exposure to currency fluctuations to date has been insignificant, fluctuations in currency exchange rates may in the future have a material negative impact on revenues from international sales and licensing and thus our business and financial results.

Our software may be subject to governmental restrictions or rating systems.

     Legislation is periodically introduced at the local, state and federal levels in the United States and in foreign countries to establish a system for providing consumers with information about graphic violence and sexually explicit material contained in interactive entertainment software products. In addition, many foreign countries have laws that permit governmental entities to censor the content and advertising of interactive entertainment software. We believe that mandatory government-run rating systems eventually may be adopted in many countries that are significant markets or potential markets for our products. We may be required to modify our products or alter our marketing strategies to comply with new regulations, which could delay the release of our products in those countries. Due to the uncertainties regarding such rating systems, confusion in the marketplace may occur, and we are unable to predict what effect, if any, such rating systems would have on our business.

     In addition to such regulations, certain retailers have in the past declined to stock some of our products because they believed that the content of the packaging artwork or the products would be offensive to the retailer's customer base. Although to date these actions have not caused material harm to our business, we cannot assure you that similar actions by our distributors or retailers in the future would not cause material harm to our business.

Our software may be subject to legal claims.

     In prior years, two lawsuits, Linda Sanders, et al. v. Meow Media, Inc., et al., United States District Court for the District of Colorado, and Joe James, et al. v. Meow Media, Inc., et al., United States District Court for the Western District of Kentucky, Paducah Division, were filed against numerous video game companies, including us, by the families of victims who were shot and killed by teenage gunmen in attacks perpetrated at schools. In these lawsuits, plaintiffs alleged that the video game companies manufactured and/or supplied these teenagers with violent video games, teaching them how to use a gun and causing them to act out in a violent manner. Both lawsuits have been dismissed. It is possible, however, that similar, additional lawsuits may be filed in the future. Although our general liability insurance carrier has agreed to defend us in such lawsuits, it is uncertain whether the insurance carrier would cover all or any amounts which we might be liable for if any future lawsuits are not decided in our favor. If such future lawsuits are filed and ultimately decided against us and our insurance carrier does not cover the amounts we are liable for, it could have a material adverse effect on our business and financial results. Payment of significant claims by insurance carriers may make such insurance coverage materially more expensive or unavailable in the future, thereby exposing our business to additional risk.

There is currently pending a non-public formal investigation regarding the video game industry captioned "In the Matter of Certain Video Game Manufacturers and Distributors."

     On July 11, 2003 we were informed by the staff of the Securities and Exchange Commission (the "SEC") that the SEC has commenced a non-public formal investigation captioned "In the Matter of Certain Video Game Manufacturers and Distributors". The investigation appears to be focused on certain accounting practices common to the interactive entertainment industry, with specific emphasis on revenue recognition. In connection with this inquiry, the SEC submitted to us a request for information . The SEC staff also informed us that other companies in the video game industry received similar requests for information.

We may face limitations on our ability to integrate additional acquired businesses or to find suitable acquisition opportunities.

     We intend to pursue additional acquisitions of companies, properties and other assets that can be purchased or licensed on acceptable terms and which we believe can be operated or exploited profitably. Some of these transactions could be material in size and scope. Although we continue to search for additional acquisition opportunities, we may not be successful in identifying suitable acquisitions. As the interactive entertainment software industry continues to consolidate, we face significant competition in seeking and consummating acquisition opportunities. We may not be able to consummate potential acquisitions or an acquisition may not enhance our business or may decrease rather than increase our earnings. In the future, we may issue additional shares of our common stock in connection with one or more acquisitions, which may dilute our existing shareholders. Future acquisitions could also divert substantial management time and result in short-term reductions in earnings or special transaction or other charges. In addition, we cannot guarantee that we will be able to successfully integrate the businesses that we may acquire into our existing business. Our shareholders may not have the opportunity to review, vote on or evaluate future acquisitions.

Our shareholder rights plan, charter documents and other agreements may make it more difficult to acquire us without the approval of our Board of Directors.

     We have adopted a shareholder rights plan under which one right entitling the holder to purchase one one-hundredth (1/100) of a share of our Series A Junior Preferred Stock price at an exercise price of $40 per share (subject to adjustment) is attached to each outstanding share of common stock. Such shareholder rights plan makes an acquisition of control in a transaction not approved by our Board of Directors more difficult. Our Amended and Restated By-laws have advance notice provisions for nominations for election of nominees to the Board of Directors which may make it more difficult to acquire control of us. Our long-term incentive plans provide for acceleration of stock options following a change in control, which has the effect of making an acquisition of control more expensive. In addition, some of our officers have severance compensation agreements that provide for substantial cash payments and accelerations of other benefits in the event of a change in control. These agreements and arrangements may also inhibit a change in control and may have a negative effect on the market price of our common stock.

Our reported financial results could be affected if significant changes in current accounting principles are adopted.

     Recent actions and public comments from the Securities and Exchange Commission have focused on the integrity of financial reporting generally. Similarly, Congress has considered a variety of bills that could affect certain accounting principles. The Financial Accounting Standards Board and other regulatory accounting agencies have recently introduced several new or proposed accounting standards, such as accounting for stock options, some of which represent a significant change from current practices. Changes in our accounting for stock options could materially increase our reported expenses.

Our stock price is highly volatile.

     The trading price of our common stock has been and could continue to be subject to wide fluctuations in response to many factors, including:

o    Quarter to quarter variations in results of operations

o    Our announcements of new products

o    Our competitors' announcements of new products

o    Our product development or release schedule

o General conditions in the computer, software, entertainment, media or electronics industries and in the economy

o Timing of the introduction of new platforms and delays in the actual release of new platforms

o    Changes in earnings estimates or buy/sell recommendations by analysts

o Investor perceptions and expectations regarding our products, plans and strategic position and those of our competitors and customers

     In addition, the public stock markets experience extreme price and trading volume volatility, particularly in high technology sectors of the market. This volatility has significantly affected the market prices of securities of many technology companies for reasons often unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our common stock.

We seek to manage our business with a view to achieving long-term results, and this could have a negative effect on short-term trading.

     We focus on creation of shareholder value over time, and we intend to make decisions that will be consistent with this long-term view. As a result, some of our decisions, such as whether to make or discontinue investments, manage our balance sheet and capital structure, or pursue or discontinue strategic initiatives, may be in conflict with the objectives of short-term traders. Further, our quarterly or other short-term results of operations could be adversely affected.

We do not pay cash dividends on our common stock.

     We have not paid any cash dividends on our common stock nor do we anticipate paying cash dividends in the near future.

                                ACTIVISION, INC.

     We are a leading international publisher of interactive entertainment software products. We have built a company with a diverse portfolio of products that spans a wide range of categories and target markets and that is used on a variety of game hardware platforms and operating systems. We have created, licensed and acquired a group of highly recognizable brands which we market to a growing variety of consumer demographics. Our fiscal 2003 product portfolio included such products as Tony Hawk's Pro Skater 4, Spider-Man: The Movie,
Tenchu: Wrath of Heaven and Street Hoops.

     Our products cover game categories such as action/adventure, action sports, racing, role-playing, simulation, first-person action and strategy. We currently offer our products in versions that operate on systems such as the Sony PlayStation 2 ( "PS2 "), Sony PlayStation ( "PS1 "), Nintendo GameCube ( "GameCube "), Microsoft Xbox ( "Xbox "), Nintendo Game Boy Advance ( "GBA ") and the personal computer ( "PC "). Our target audiences range from game enthusiasts and children to mass-market consumers and "value " buyers.

     Our publishing business involves the development, marketing and sale of products, either directly, by license or through our affiliate label program with third-party publishers. Our distribution business consists of operations in Europe that provide logistical and sales services to third-party publishers of interactive entertainment software, our own publishing operations and manufacturers of interactive entertainment hardware.

     Our objective is to be a worldwide leader in the development, publishing and distribution of quality interactive entertainment software products that deliver a highly satisfying consumer entertainment experience. Our business strategy, and the key components of our business operations that could impact our business are detailed below.

     Create and Maintain Diversity in Product Mix, Platforms and Markets. We believe that maintaining a diversified mix of products can reduce our operating risks and enhance profitability. Therefore, we develop and publish products spanning a wide range of product categories, including action/adventure, action sports, racing, role-playing, simulation, first-person action and strategy. We also develop products designed for target audiences ranging from game enthusiasts and children to mass-market consumers and "value " buyers. Presently, we concentrate on developing, publishing and distributing products that operate on PS2, GameCube and Xbox console systems, GBA hand-held device and the PC. We typically offer our products for use on multiple platforms in order to reduce the risks associated with any single platform, leverage our costs over a larger installed hardware base and increase unit sales.

     Create, Acquire and Maintain Strong Brands. We focus development and publishing activities principally on products that are, or have the potential to become, franchise properties with sustainable consumer appeal and brand recognition. These products can then serve as the basis for sequels, prequels and related new products that can be released over an extended period of time. We believe that the publishing and distribution of products based in large part on franchise properties enhances predictability of revenues and the probability of high unit volume sales and operating profits. We have entered into a series of strategic relationships with the owners of intellectual property pursuant to which we have acquired the rights to publish products based on franchises such as Marvel Comics' properties including Spider-Man, X-MEN, Iron Man and Fantastic Four and various Disney properties. We have additionally entered into exclusive licensing agreements to develop and publish video games based on the best-selling children's book series, Lemony Snicket's "A Series of Unfortunate Events " which is being developed into a feature film, as well as for DreamWorks SKG's Shrek 2 and three other upcoming computer-animated films, Sharkslayer, Madagascar and Over the Hedge and their sequels. We have capitalized on the success of our Tony Hawk's Pro Skater products to sign long-term agreements, many of which are exclusive, with Tony Hawk and numerous other action sports athletes. We also have created a limited number of new intellectual properties, such as True Crime: Streets of L.A. and Call of Duty, that we believe have the potential to join this list of franchise properties.

     Execute Disciplined Product Selection and Development Processes. The success of our publishing business depends, in significant part, on our ability to develop high quality games that will generate high unit volume sales. Our publishing units have implemented a formal control process for the selection, development, production and quality assurance of our products. We apply this process, which we refer to as the "Greenlight Process, " to all of our products, whether externally or internally developed. The Greenlight Process includes in-depth reviews of each project at five important stages of development by a team that includes many of our highest-ranking operating managers and coordination between our sales and marketing personnel and development staff at each step in the process.

     We develop our products using a combination of our internal development resources and external development resources acting under contract with us, some of which are independent and in some of which we are a capital investor. We typically select our external developers based on their track record and expertise in producing products in the same category. One developer will often produce the same game for multiple platforms and will produce sequels to the original game. We believe that selecting and using development resources in this manner allows us to strengthen and leverage the particular expertise of our internal and external development resources that we anticipate will add to the quality of our products.

     Continue to Improve Profitability. We continually strive to successfully manage risk and increase our operating leverage and efficiency with the goal of increased profitability. We believe the key factor affecting our profitability will be the success rate of our product releases. Therefore, our product selection and development process includes, as a significant component, periodic evaluations of the expected commercial success of products under development. Through this process, titles that we determine to be less promising are discontinued before we incur additional development costs or, if necessary, corrections are made in the development process. In addition, our focus on cross platform releases and branded products will, we believe, contribute to this strategic goal.

     We continue to focus on increasing our margins. We have acquired certain experienced and specialized developers in instances where we can enhance profitability through the elimination of royalty obligations. Additionally, we often rely on independent third-party interactive entertainment software developers to develop some of our software products, thereby taking advantage of specialized third-party developers without incurring the fixed overhead obligations associated with increased internally employed staff.

     Our sales and marketing operations work with our studio resources to increase the visibility of new product launches and to coordinate the timing and promotion of product releases. Our finance and administration and sales and marketing personnel work together to improve inventory management and receivables collections. We have broadly instituted objective-based reward programs that provide incentives to management and staff throughout the organization to produce results that meet our financial objectives.

     Grow Through Continued Strategic Acquisitions and Alliances. The interactive entertainment industry is consolidating, and we believe that success in this industry will be driven in part by the ability to take advantage of scale. Specifically, smaller companies are more capital constrained, enjoy less predictability of revenues and cash flow, lack product diversity and must spread fixed costs over a smaller revenue base. Several industry leaders are emerging that combine the entrepreneurial and creative spirit of the industry with professional management, the ability to access the capital markets and the ability to maintain favorable relationships with developers, intellectual property owners and retailers. Through 14 completed acquisitions since 1997, we believe that we have successfully diversified our operations, our channels of distribution, our development talent pool and our library of titles, and have emerged as one of the industry's leaders. We intend to continue to evaluate the expansion of our resources through acquisitions, strategic relationships and key license transactions. We intend to focus on expanding our intellectual property library through key license transactions and strategic relationships with intellectual property owners and to continue to evaluate opportunities to increase our development capacity through the acquisition of or investment in selected experienced development firms.

                                 USE OF PROCEEDS

     All net proceeds from the sale of our shares of common stock will go to the stockholders who offer and sell their shares. Accordingly, we will not receive any of the proceeds from the sale of the common stock being offered hereby for the account of the selling stockholders.

                              SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of shares of our common stock by the selling stockholders as of July 25, 2003, the number of shares of common stock being offered by this prospectus and the number of shares of common stock beneficially owned by the selling stockholders after the offering.

Name of             Number of Shares of    Number of Shares  Number of Shares of
Selling             Common Stock Owned     of Common Stock    Common Stock Owned
Stockholder        Prior to the Offering   Being Offered      After the Offering
-------------      ---------------------   ----------------  -------------------

Peter Morawiec          58,291                  58,291 (1)              0

Adrian J. Stephens      58,291                  58,291 (1)              0

Cary I. Hara            21,975                  21,975 (1)              0

Joby R. Otero           8,446                    8,446 (1)              0

Matthew Whiting         8,446                    8,446 (1)              0

Christopher Otcasek     3,378                    3,378 (1)              0

Jeffrey Lander          6,757                    6,757 (1)              0

All Selling
 Stockholders
  as a Group          165,584                  165,584                  0

________________

(1) All of these shares, as is more fully described below, are (i) subject to certain escrow requirements and (ii) to be issued to the selling stockholders upon completion of certain software program revenue requirements.

     Pursuant to an escrow agreement among us, the selling stockholders and Comerica Bank, as escrow agent, an aggregate of 165,584 shares of common stock, or 100% of the total number of shares of common stock issued in connection with the merger, have been deposited in an escrow account in connection with the transaction (the "Escrow Shares"). The Escrow Shares have been deposited in order to ensure that the representations, warranties and covenants made by the selling stockholders under the Merger Agreement are not breached and in order to provide a source of indemnification to Activision pursuant to the Merger Agreement. Two-thirds of the Escrow Shares will be released from escrow and issued to the selling stockholders, to the extent not used to indemnify us, upon fulfillment of certain software program revenue requirements associated with the development of True Crime: Streets of L.A., and one-third of the Escrow Shares will be released from escrow and issued to the selling stockholders, to the extent not used to indemnify us, upon fulfillment of certain software program revenue requirements associated with the development of Shrek 2.

     We will file a prospectus supplement to this prospectus to reflect any adjustment in the number of shares of common stock being offered by the selling stockholders hereunder in the event the conditions described above are not fulfilled.

     Prior to the acquisition of Luxoflux by us, Luxoflux was a party to various development agreements with us. Other than such contracts and the fact that the selling stockholders were shareholders of Luxoflux, which became a wholly owned subsidiary of ours on October 4, 2002 pursuant to the Merger Agreement, none of the selling stockholders has had a material relationship with us within the past three years.

                          DESCRIPTION OF CAPITAL STOCK

     We have 130,000,000 shares of authorized capital stock, $.000001 par value, consisting of 125,000,000 shares of common stock and 3,750,000 shares of serial preferred stock and 1,250,000 shares of Series A Junior Preferred Stock. As of July 25, 2003, 88,102,997 shares of our common stock were outstanding. Our common stock is listed on the Nasdaq National Market under the symbol "ATVI."

     Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors then standing for election. Subject to preferences which may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to such distributions as may be declared from time to time by our Board of Directors out of funds legally available. We have not paid, and have no current plans to pay, cash dividends on our common stock. We intend to retain all earnings for use in our business.

     Holders of common stock have no conversion, redemption or preemptive rights to subscribe to any of our securities. All outstanding shares of common stock are fully paid and nonassessable. In the event of any liquidation, dissolution or winding-up of the affairs of holders of our common stock will be entitled to share ratably in our assets remaining after provision for payment of liabilities to creditors and preferences applicable to outstanding shares of preferred stock.

     The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any outstanding shares of preferred stock. At present, no shares of preferred stock are outstanding. As of July 25, 2003, we had approximately 2,900 stockholders of record, excluding banks, brokers and depository companies that are stockholders of record for the account of beneficial owners.

     The transfer agent for our common stock is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004.

                              PLAN OF DISTRIBUTION

     The common stock may be sold from time to time by the selling stockholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on one or more exchanges or in the over-the-counter market, or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares may be sold from time to time in one or more of the following transactions, without limitation: (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, (b) purchases by a broker or dealer as principal and resale by such broker or dealer or for its account pursuant to this prospectus, as supplemented, (c) an exchange distribution in accordance with the rules of such exchange, and (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus, as supplemented. From time to time the selling stockholders may engage in short sales, short sales against the box, puts and calls and other transactions in our securities or derivatives thereof, and may sell and deliver the shares in connection therewith.

     From time to time selling stockholders may pledge their shares pursuant to the margin provisions of their respective customer agreements with their respective brokers. Upon a default by a selling stockholder, the broker may offer and sell the pledged shares of common stock from time to time as described above.

     All expenses of registration of the common stock (other than commissions and discounts of underwriters, dealers or agents), estimated to be approximately $25,000, shall be borne by us. As and when we are required to update this prospectus, we may incur additional expenses in excess of this estimated amount.

                                  LEGAL MATTERS

     Certain legal matters in connection with the shares of common stock offered hereby have been passed upon for us by Bryan Cave LLP, 1290 Avenue of the Americas, New York, New York 10104. Kenneth L. Henderson, one of our directors, is a partner of Bryan Cave LLP. In addition, Bryan Cave LLP owns approximately 21,375 shares of our common stock.

                                    EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended March 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are a reporting company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy such material at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1 800 SEC 0330 for more information on the operation of the Public Reference Room. You can also find our SEC filings at the SEC's web site at http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

o Our Annual Report on Form 10-K, including the amendment on Form 10-K/A filed with the SEC on July 29, 2003, for the fiscal year ended March 31, 2003;

o Our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003;

o Our Current Reports on Form 8-K filed on May 5, 2003, July 1, 2003 and July 18, 2003; and

o The description of our common stock and the rights associated with our common stock contained in our Registration Statement on Form S-3, Registration No. 333-46425, and our Registration Statement on Form 8-A, File No. 001-15839, filed on April 19, 2000.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                                Activision, Inc.
                           3100 Ocean Park Boulevard
                         Santa Monica, California 90405
                                 (310) 255-2000
                            Attn: Investor Relations

================================================================================

                                 165,584 Shares

                                ACTIVISION, INC.

                                  Common Stock

                                ----------------

                                   PROSPECTUS

                                ----------------



                                 ___________, 2003

================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

     The following table itemizes the expenses incurred by Activision, Inc. (the "Company") in connection with the offering of the common stock being registered. All amounts shown are estimates except the Securities and Exchange Commission (the "Commission") registration fee.

                        Item                                           Amount
                        ----                                           ------

     Registration Fee - Securities and Exchange Commission            $   198*

     Legal Fees and Expenses                                           10,000

     Accounting Fees and Expenses                                      25,000

     Miscellaneous                                                      2,500
                                                                      -------

          TOTAL                                                       $37,198

_________________
* Pursuant to Rule 457(p) of the Securities Act of 1933, as amended, the registration fee of $198 is offset against the $57,141 registration fee (of which $537.51 remains) that was previously paid to the Commission relating to 6,900,000 shares of Common Stock previously registered by the registrant pursuant to its Registration Statement on Form S-3 filed with the Commission on July 30, 2001, (File No. 333-66280), which Registration Statement was withdrawn on October 22, 2001, prior to the issuance of any such shares.

Item 15.  Indemnification of Directors and Officers

     Section 145 of the Delaware General Corporation Law ("DGCL"), paragraphs A and B of Article SIXTH of the Company's Amended and Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation"), and paragraph 5 of Article VII of the Company's Amended and Restated By-laws (the "By-Laws") provide for the indemnification of the Company's directors and officers in a variety of circumstances, which may include liabilities under the Securities Act of 1933, as amended (the "Securities Act").

     Paragraph B of Article SIXTH of the Certificate of Incorporation provides mandatory indemnification rights to any officer or director of the Company who, by reason of the fact that he or she is an officer or director of the Company, is involved in a legal proceeding of any nature. Such indemnification rights shall include reimbursement for expenses incurred by such officer or director in advance of the final disposition of such proceeding in accordance with the applicable provisions of the DGCL. Paragraph 5 of Article VII of the Company's By-laws currently provides that the Company shall indemnify its directors and officers to the fullest extent permitted by the DGCL.

     Paragraph A of Article SIXTH of the Certificate of Incorporation contains a provision which eliminates the personal liability of a director to the Company and its stockholders for certain breaches of his or her fiduciary duty of care as a director. This provision does not, however, eliminate or limit the personal liability of a director (i) for any breach of such director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under the Delaware statutory provision making directors personally liable, under a negligence standard, for unlawful dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. This provision offers persons who serve on the Board of Directors of the Company protection against awards of monetary damages resulting from negligent (except as indicated above) and "grossly" negligent actions taken in the performance of their duty of care, including grossly negligent business decisions made in connection with takeover proposals for the Company. As a result of this provision, the ability of the Company or a stockholder thereof to successfully prosecute an action against a director for a breach of his duty of care has been limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care.

     The Company maintains a directors' and officers' insurance policy which insures the officers and directors of the Company from any claim arising out of an alleged wrongful act by such persons in their respective capacities as officers and directors of the Company. In addition, the Company has entered into indemnification agreements with its officers and directors containing provisions which are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature) and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. The Company believes that these agreements are necessary to attract and retain qualified persons as directors and officers.

     It is currently unclear as a matter of law what impact these provisions will have regarding securities law violations. The Commission takes the position that indemnification of directors, officers and controlling persons against liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and therefore is unenforceable.

Item 16.  Exhibits

     (a)  Exhibits:

     5.1 Opinion of Bryan Cave LLP as to the legality of securities being registered.*

     10.1 Confidential License Agreement for Nintendo Gamecube (Western Hemisphere), dated as of November 9, 2001, between Nintendo of America Inc. and Activision Publishing, Inc.**

     10.2 License Agreement for the Nintendo Gamecube System (EEA), dated as of June 5, 2002, between Nintendo Co., Ltd. and Activision, Inc.**

     10.3 Confidential License Agreement for Game Boy Advance (Western Hemisphere), dated as of May 10, 2001, between Nintendo of America, Inc. and Activision Publishing, Inc.**

     10.4 Confidential License Agreement for the Game Boy Advance Video Game System (EEA, Austrailia and New Zealand), dated as of September 14, 2001, between Nintendo Co., Ltd. and Activision, Inc.**

     10.5 Microsoft Corporation Xbox Publisher License Agreement, dated as of July 18, 2001, between Microsoft Corporation and Activision Publishing, Inc.**

     10.6 Amendment to Microsoft Corporation Xbox Publisher License Agreement, dated as of April 19, 2002, between Microsoft Corporation and Activision Publishing, Inc.**

     10.7 Xbox Live Distribution Amendment to the Xbox Publisher Licensing Agreement, dated as of October 28, 2002, between Microsoft Corporation and Activision Publishing, Inc.**

     10.8 Licensed Publisher Agreement, dated as of July 13, 2002, between Sony Computer Entertainment America Inc. and Activision, Inc. ("Playstation license").**

     10.9 Amendment to Licensed Publisher Agreement, dated as of April 1, 2000, between Sony Computer Entertainment America Inc. and Activision, Inc. ("Playstation2 license").**

     10.10 Playstation2 Licensed Publisher Agreement, dated as of March 23, 2001, between Sony Computer Entertainment Europe Limited and Activision UK Limited.**

     23.1 Consent of Bryan Cave LLP (included as part of Exhibit 5.1).*

     23.2 Consent of PricewaterhouseCoopers LLP.

     24.1 Power of attorney (included on signature page).*

-------------

*Previously filed.

**Previously filed. Confidential treatment has been granted with respect to certain portions of this document.

Item 17.  Undertakings

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

          (ii) To reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Company pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The Company hereby further undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The Company hereby further undertakes to deliver or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the Prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Los Angeles, State of California, on August 5, 2003.

                                         ACTIVISION, INC.

                                         By: /s/ Brian G. Kelly, Co-Chairman
                                         -------------------------------------
                                         Brian G. Kelly, Co-Chairman

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 4 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

        Name                    Title                                  Date
        ----                    -----                                  ----

          *                Chairman, Chief Executive Officer     August 5, 2003
-------------------------    and Director
(Robert A. Kotick)

/s/ Brian G. Kelly         Co-Chairman and Director              August 5, 2003
-------------------------
(Brian G. Kelly)

           *               President, Activision, Inc.;          August 5, 2003
-------------------------    Chief Executive Officer, Activision
(Ronald Doornink)            Publishing Inc. (Principal Executive
                             Officer); and Director

         *                 Executive Vice President and          August 5, 2003
--------------------------   Chief Financial Officer
(William J. Chardavoyne)     (Principal Financial
                             and Accounting Officer)

         *                 Director                              August 5, 2003
-------------------------
(Kenneth L. Henderson)

         *                 Director                              August 5, 2003
-------------------------
(Barbara S. Isgur)

         *                 Director                              August 5, 2003
-------------------------
(Steven T. Mayer)

         *                 Director                              August 5, 2003
-------------------------
(Robert J. Morgado)


*By: /s/ Brian G. Kelly
        -------------------------
        Brian G. Kelly
        (Attorney-in-fact)

                                  EXHIBIT INDEX

Exhibit No.     Description

     5.1 Opinion of Bryan Cave LLP as to the legality of securities being registered.*

     10.1 Confidential License Agreement for Nintendo Gamecube (Western Hemisphere), dated as of November 9, 2001, between Nintendo of America Inc. and Activision Publishing, Inc.**

     10.2 License Agreement for the Nintendo Gamecube System (EEA), dated as of June 5, 2002, between Nintendo Co., Ltd. and Activision, Inc.**

     10.3 Confidential License Agreement for Game Boy Advance (Western Hemisphere), dated as of May 10, 2001, between Nintendo of America, Inc. and Activision Publishing, Inc.**

     10.4 Confidential License Agreement for the Game Boy Advance Video Game System (EEA, Austrailia and New Zealand), dated as of September 14, 2001, between Nintendo Co., Ltd. and Activision, Inc.**

     10.5 Microsoft Corporation Xbox Publisher License Agreement, dated as of July 18, 2001, between Microsoft Corporation and Activision Publishing, Inc.**

     10.6 Amendment to Microsoft Corporation Xbox Publisher License Agreement, dated as of April 19, 2002, between Microsoft Corporation and Activision Publishing, Inc.**

     10.7 Xbox Live Distribution Amendment to the Xbox Publisher Licensing Agreement, dated as of October 28, 2002, between Microsoft Corporation and Activision Publishing, Inc.**

     10.8 Licensed Publisher Agreement, dated as of July 13, 2002, between Sony Computer Entertainment America Inc. and Activision, Inc. ("Playstation license").**

     10.9 Amendment to Licensed Publisher Agreement, dated as of April 1, 2000, between Sony Computer Entertainment America Inc. and Activision, Inc. ("Playstation2 license").**

     10.10 Playstation2 Licensed Publisher Agreement, dated as of March 23, 2001, between Sony Computer Entertainment Europe Limited and Activision UK Limited.** 23.1 Consent of Bryan Cave LLP (included as part of Exhibit 5.1).*

     23.2 Consent of PricewaterhouseCoopers LLP.

     24.1 Power of attorney (included on signature page).*

-------------
*Previously filed.
**Previously filed. Confidential treatment has been granted with respect to certain portions of this document.